

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2023

Carl Stanton
Chief Executive Officer
Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

   Re: Focus Impact Acquisition Corp.
     Registration Statement on Form S-4
     Filed December 4, 2023
     File No. 333-275871

Dear Carl Stanton:

  We have reviewed your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed December 4, 2023

Cover Page

1. On the cover page, please revise to quantify the interests in the business combination that the Sponsor, its affiliates, and FIAC's directors and officers have that may be different from, in addition to, or may conflict with the interests of FIAC public stockholders which may incentivize them to complete the business combination.

2. Please disclose here, and in your Questions and Answers, the amount raised in connection with your initial public offering, the number of shares redeemed in connection with your extensions and the remaining proceeds from the IPO and the sale of Private Warrants in the Trust Account as of the most recent practicable date.

3. Please prominently disclose in appropriate locations, including here, that FIAC public stockholders will not know at the time of the vote the percentage of shares they will hold in the combined company.

Frequently Used Terms, page 2

4. Although we do not object to the inclusion of the glossary, please revise to ensure that your disclosures are in plain English and are clear without frequent reliance on defined terms or reference to other documents.

Questions and Answers
What equity stake will current stockholders of FIAC..., page 12

5. Please revise the table to include redemption levels of 25% and 75%. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

6. Please revise your disclosure to include the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution, or advise.

Are there any arrangements to help ensure that FIAC will have sufficient funds..., page 14

7. We note that if a large number of shares are submitted for redemption FIAC may need to seek to arrange for third-party financing. Please revise to discuss potential third-party financing options and disclose the potential impact of the financing on the non-redeeming shareholders. Please also clarify whether you are currently in negotiations for or intend to enter into any third-party financing. We note that the DevvStream Fairness Opinion refers to FIAC intending to raise $30 million in a PIPE financing. In the appropriate locations in the registration statement, please revise your disclosure to address any potential third-party financing or advise us as appropriate.

8. Please briefly address the total amount of transaction expenses incurred by FIAC.

Why is FIAC providing stockholders with the opportunity..., page 14

9. Please revise to disclose the business and other reasons FIAC has elected to provide stockholders the opportunity to have their common stock redeemed in connection with a stockholders vote.

What interests do FIAC's current officers and directors have in the Business Combination?, page 16

10. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.

Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

11.   We note the disclosure that FIAC's charter renounces its interest in any corporate opportunity in certain situations. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

DevvStream, page 25

12.   Please revise the summary disclosure concerning DevvStream to highlight the going concern determination.

13.   We note your reference that DevvStream is using blockchain technology in its platform. Pease revise to clarify how the blockchain technology platform is being used and address if the blockchain technology is being used to create a record of the carbon credits. Also, supplementally tell us if DevvStream is using the blockchain technology to create a type of crypto asset or if it is being used to create a record of the carbon credits.

Summary of the Proxy Statement/Prospectus, page 25

14.   Please revise to add disclosure about dilution to the FIAC public shareholders. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, here and elsewhere as appropriate. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders.

15.   Provide clear and quantified disclosure regarding whether the combined company's total outstanding shares may be sold into the market following the business combination.

16.   Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements since the closing of the initial public offering or contemplated private placements. Disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in any private placements.

17.   Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

General Description of the Business Combination, page 26

18.   Please revise this section to explain the business combination in plain English.

Registration Rights Agreement, page 30

19.   Please specify the number of securities FIAC, Sponsor, and certain existing holders of DevvStream will be able to sell pursuant to future resale registration statements that the

combined company will be required to file. Highlight that certain investors may have an incentive to sell even if the trading price at that time is below the IPO price. Discuss the negative pressure potential sales of such securities could have on the trading price of the combined company.

It may be difficult for our stockholders to acquire jurisdiction..., page 70

20.   Please identify the directors and officers who reside outside of the United States and where they are located. Please add a separate section in the registration statement disclosing issues related to enforcement of civil liabilities.

FIAC's stockholders can exercise redemption rights..., page 72

21.   We note that if a larger number of shares are submitted for redemption FIAC may need to seek to restructure the transaction to reserve a greater portion of the cash in the Trust Account. Please revise to discuss potential third-party financing options, if any, and disclose the potential impact of those options on non-redeeming shareholders. Please also clarify whether you are currently in negotiations for or intend to enter into any third-party financing. We note your disclosure in the "Other Related Events in Connection with the Business Combination" section, on page 45, that the DevvStream management team is negotiating a PIPE financing to support the combined company at closing.

Risks Related to FIAC and the Business Combination, page 72

22.   Please include a risk factor discussing the October 16, 2023 NASDAQ notice disclosed on page F-23.

Risks Related to Redemption
The Sponsor, directors or officers or their affiliates may enter into certain non-redemption arrangements with public stockholders, page 99

23.   We note disclosure in your risk factor that your sponsor, officers, directors and affiliates may enter into certain non-redemption arrangements with public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

24.   Please advise us whether any of these agreements provide investors with the right to sell back shares to the company at a fixed price after the closing date of the business combination.

Quorum and Required Vote for Stockholder Proposals, page 102

25.   We note your statement, on page 15, that the Sponsor has agreed to vote all FIAC

common stock owned by it in favor of the business combination and that if only the minimum number of shares representing a quorum is present at the meeting held to vote on the business combination, then the business combination will be approved. Please revise this section to include disclosure explaining these facts.

Survival and Indemnification, page 110

26.   We note your disclosure that none of the representations and warranties contained in the Business Combination Agreement, except for the covenants and agreements relevant to the Closing, will survive the effective time of the Business Combination. Please include appropriate risk factor disclosure.

Background of the Business Combination, page 117

27.   Please revise to provide further clarity on how FIAC narrowed the population of potential targets from 22 to the two final potential targets.

28.   Please revise to place your disclosure regarding the negotiations by FIAC with DevvStream and Company A in chronological order.

29.   Please identify the advisors and representatives of FIAC and DevvStream in their first use in this section.

30.   We note your statement that FIAC and DevvStream executed a confidentiality agreement on February 21, 2023. We also note that between February 21, 2023 and March 11, 2023 FIAC and DevvStream held a series of virtual meetings where they negotiated the financial and other terms of the business combination transaction. Please revise to address these meetings and any other material meetings in detail.

31.   Please revise to address in more detail the FIAC's negotiations with Company A. Also revise to indicate why Company A determined not to proceed with a business combination with FIAC.

32.   Please disclose how FIAC determined the enterprise value of DevvStream.

33.   Please clarify the role of Three Peaks Capital disclosed on page 120.

34.   Please revise to clarify why the enterprise value of DevvStream was reduced from $175 million to $145 million in the discussions held on August 10, 2023 as disclosed on page 122.

35.   Please clarify whether the Convertible Note Subscription Agreement disclosed on page 122 is the same as the Convertible Note financing also disclosed on page 122, and the Convertible Bridge Financing disclosed on page 248.

Reasons for Approval of the Business Combination, page 124

36.   Please clarify how the board took the consideration to be paid for DevvStream into account in recommending the transaction.

37.   Please revise to clarify Marsh MacLennan's role in the negotiations.

Upside Potential, page 126

38.   Please revise to disclose DevvStream's LTM revenue multiple and the industry average. Please clarify if EBITDA multiple is different than LTM revenue multiple. If so, please provide DevvStream's EBITDA multiple. Please clarify the reference to "likely median."

Opinion of FIAC's Financial Advisor, page 128

39.   We note that in performing its reviews and analyses for rendering its opinion, Houliha Capital reviewed financial statement projections for DevvStream for the calendar years ended 2023 through 2025. Please disclose the material financial projections used by Houliha Capital.

DevvStream's Financial Projections and Analytical Methodologies, page 131

40.   We note your cross reference to "FIAC's Board Reviewed and Considered the Following Information Pertaining to DevvStream" in your first paragraph in this section. Please revise to provide the referenced information or advise us as appropriate.

Anti-dilution Adjustments, page 231

41.   It appears the sponsor may receive additional securities pursuant to the anti-dilution adjustment based on the company's additional financing activities. If true, please quantify to the extent possible the number and value of securities the sponsor may receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight the potential dilution to public stockholders.

Beneficial Ownership of Securities, page 238

42.   Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Index to Financial Statements
Report of Independent Registered Public Accounting , page F-2

43.   To avoid confusion, please remove the additional copy of your auditors' report on page F-2.

Consolidated Balance Sheets as of July 31, 2023 and 2022, page F-46

44.   Please provide us with additional detail describing the items included in prepaid expenses for each of the periods presented for DevvStream Holdings Inc.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Peter Seligson